

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, New York 14209

> **Re:** **Computer Task Group, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-09410**

Dear Mr. Boldt:

We have reviewed your letter dated January 13, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 13. Enterprise-Wide Disclosures, page 51

1.   We note your response to prior comment 1 that you believe these three business units do not meet the definition of individual operating segments under ASC 280-10-50-1. In your December 6, 2013 response to comment 3 you indicate that on a monthly basis the CODM reviews financial reports for each of the three business units that contains revenue and gross profit information. You also indicate that these reports showing revenue and profit trends are the primary method used by the CODM to evaluate performance of each of the business units and, in part along with the customer demands, to make decisions on the allocation of the Company's resources. In light of these

assertions, please further explain to us your basis for concluding that each of the three business units do not meet the definition of an operating segment.

2.   In your response to prior comment 1 you indicate that the report that the CODM reviews to determine the allocation of resources within the Company is the "Cities" report. In your December 6, 2013 response to comment 3 you indicate that monthly the CODM reviews financial reports for each of the three business units and that these reports with revenue and profit trends are the primary method used by the CODM to evaluate performance of the business units and, in part along with the customer demands, to make decisions on the allocation of the Company's resources. Please reconcile these responses for us. Describe more fully how resources are allocated among your business units and across your organization as well as the specific information used to allocate resources and evaluate performance. Clarify if the Cities reports are used to allocate resources to your business units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant